UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                          GT Interactive Software Corp.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                    36236E109
                                    ---------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    Page 2 of 9 pages



CUSIP NO.    36236E109             13G





1     Name of Reporting Person            General Atlantic Partners II, L.P.
      S.S. or I.R.S. Identification
      No. of Above Person


2     Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]



3     S.E.C. Use Only



4     Citizenship or Place of Organization                  Delaware



Number of Shares      5 Sole Voting Power                        0

Beneficially          6 Shared Voting Power                      7,428,525

Owned by Each         7 Sole Dispositive Power                   0

Reporting Person      8 Shared Dispositive Power                 7,428,525



9     Aggregate Amount Beneficially Owned by Each Reporting Person

            7,428,525



10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]




11    Percent of Class Represented by Amount in Row 9             10.9%




12    Type of Reporting Person                              PN

                                                    Page 3 of 9 pages



CUSIP NO.    36236E109             13G






1     Name of Reporting Person            General Atlantic Partners 16, L.P.
      S.S. or I.R.S. Identification
      No. of Above Person


2     Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3     S.E.C. Use Only


4     Citizenship or Place of Organization                  Delaware


Number of Shares      5 Sole Voting Power                 0

Beneficially          6 Shared Voting Power               7,428,525

Owned by Each         7 Sole Dispositive Power            0

Reporting Person      8 Shared Dispositive Power          7,428,525



9     Aggregate Amount Beneficially Owned by Each Reporting Person

            7,428,525


10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares       [ ]



11    Percent of Class Represented by Amount in Row 9             10.9%


12    Type of Reporting Person                              PN

                                                    Page 4 of 9 pages



CUSIP NO.    36236E109             13G






1     Name of Reporting Person            General Atlantic Partners 19, L.P.
      S.S. or I.R.S. Identification
      No. of Above Person


2     Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]



3     S.E.C. Use Only



4     Citizenship or Place of Organization                  Delaware



Number of Shares      5 Sole Voting Power                         0

Beneficially          6 Shared Voting Power                       7,428,525

Owned by Each         7 Sole Dispositive Power                    0

Reporting Person      8 Shared Dispositive Power                  7,428,525



9     Aggregate Amount Beneficially Owned by Each Reporting Person

            7,428,525


10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11    Percent of Class Represented by Amount in Row 9             10.9%



12    Type of Reporting Person                              PN

                                                    Page 5 of 9 pages



CUSIP NO.    36236E109             13G




1     Name of Reporting Person            GAP Coinvestment Partners, L.P.
      S.S. or I.R.S. Identification
      No. of Above Person


2     Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]



3     S.E.C. Use Only



4     Citizenship or Place of Organization                  New York




Number of Shares      5 Sole Voting Power                         0

Beneficially          6 Shared Voting Power                       7,428,525

Owned by Each         7 Sole Dispositive Power                    0

Reporting Person      8 Shared Dispositive Power                  7,428,525



9     Aggregate Amount Beneficially Owned by Each Reporting Person

            7,428,525


10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                               N/A



11    Percent of Class Represented by Amount in Row 9             10.9%



12    Type of Reporting Person                              PN




              * SEE INSTRUCTION BEFORE FILLING OUT!

                                                    Page 6 of 9 pages



CUSIP NO.    36236E109             13G




Item 1    (a)  Name of Issuer
               --------------
               GT Interactive Software Corp.

          (b)  Address of Issuer's Principal Executive Offices
               -----------------------------------------------
               16 East 40th Street
               New York, N.Y.  10016

Item 2    (a)  Names of Persons Filing
               -----------------------
               General Atlantic Partners II, L.P. ("GAP II") General Atlantic Partners 16, L.P. ("GAP 16") General Atlantic Partners 19, L.P. ("GAP 19") GAP Coinvestment Partners, L.P. ("GAPCO" and, collectively with GAP II, GAP 16 and GAP 19, the "Reporting Persons")

          (b)  Address of Principal Business Office
               ------------------------------------
               c/o General Atlantic Service Corporation
               3 Pickwick Plaza
               Greenwich, CT 06830

          (c)  Citizenship
               -----------
               GAP II, GAP 16 and GAP 19 -- Delaware GAPCO -- New York

          (d)  Title of Class of Securities
               ----------------------------
               Common Stock, par value $.01 per share (the "Shares")

          (e)  CUSIP Number
               ------------
               36236E109

Item 3 This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).

Item 4 As of December 31, 1996, GAP 16, GAP 19 and GAPCO each owned of record 4,184,545 Shares, 2,092,273 Shares and 647,707 Shares, respectively, or 6.2%, 3.1% and 1.0%,

                                                    Page 7 of 9 pages



CUSIP NO.    36236E109             13G


          respectively, of the issued and outstanding Shares. As of December 31, 1996, GAP II owned warrants to purchase up to 504,000 Shares, or 0.6% of the issued and outstanding Shares. The general partner of GAP II, GAP 16 and GAP 19 is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record and, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the Shares which may be purchased upon exercise of the abovementioned warrants. Accordingly, as of December 31, 1996, each of the Reporting Persons may be deemed to own beneficially an aggregate of 7,428,525 Shares or 10.9% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 7,428,525 Shares that may be deemed to be owned beneficially by each of them.

Item 5    Ownership of Five Percent or Less of a Class
          --------------------------------------------
          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another
          --------------------------------------------
          Person
          ------
          See Item 4.

Item 7    Identification and Classification of Subsidiary Which Acquired
          --------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company
          ------------------------------------------------------------
          Not applicable.

Item 8    Identification and Classification of Members of the Group
          ---------------------------------------------------------
          See Item 4.

                                                    Page 8 of 9 pages



CUSIP NO.    36236E109             13G


Item 9    Notice of Dissolution of Group
          ------------------------------
          Not applicable.

Item 10   Certification
          -------------
          Not applicable.


          [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                                    Page 9 of 9 pages



CUSIP NO.    36236E109             13G

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GENERAL ATLANTIC PARTNERS II, L.P.

                  By:   GENERAL ATLANTIC PARTNERS, LLC
                        its General Partner


                        By:       /s/   Stephen P. Reynolds
                              ------------------------------------
                              Stephen P. Reynolds,
                              a Managing Member

                  GENERAL ATLANTIC PARTNERS 16, L.P.

                  By:   GENERAL ATLANTIC PARTNERS, LLC
                        its General Partner


                        By:      /s/   Stephen P. Reynolds
                              ------------------------------------
                              Stephen P. Reynolds,
                              a Managing Member

                  GENERAL ATLANTIC PARTNERS 19, L.P.

                  By:   GENERAL ATLANTIC PARTNERS, LLC
                        its General Partner


                        By:       /s/   Stephen P. Reynolds
                              ------------------------------------
                              Stephen P. Reynolds,
                              a Managing Member

                  GAP COINVESTMENT PARTNERS, L.P.


                  By:      /s/   Stephen P. Reynolds
                        ------------------------------------------
                        Stephen P. Reynolds,
                        a General Partner